Cagle's

2004 Annual Report

Fiscal Year Ended April 3, 2004

Cagle's, Inc. and Subsidiary

A LETTER FROM THE CEO

To Our Stockholders:

In this letter to you last year, I discussed the many difficulties facing our Company. I asked for your support as we worked to return the Company to profitability. Cagle's performance over the last few years has been a disappointment to ourselves, our employees, and our stockholders. I am pleased to say that after major restructuring, including divestiture of our Perry Complex, replacement of our financing facilities, and revitalization of our management team, Cagle's has reached a turning point and returned to profitability in the fourth quarter of fiscal year 2004.

Looking forward, I am making a commitment to focus the Company on what I believe will poise Cagle's to do exceptionally well as the economy stabilizes and demand for safe, quality meat protein increases.

The Company will focus on relationships, paying attention to details that reflect our values of integrity, quality, respect for the individual and the communities where we do business. Management, along with all employees, will be encouraged to freely share their thoughts and suggestions to improve all phases of our operations. We will focus on niche markets where we can react to our customers needs in a quick and efficient manner. Growth will be pursued only when its ability to improve overall profitability is assured. Our workforce will continue to be lean and yet productive.

We have a lot of work to do in order to revitalize our Company to strengthen our base foundation of employees, facilities, financial structure and customers. This effort will require investments necessary to continually upgrade our facilities to provide a safe, efficient, quality focused, and environmentally friendly workplace. I am confident that our Company has begun making critical progress towards this rebuilding effort and that fiscal year 2005 will be identified as a key period in the Company's history.

In closing, I want to thank our shareholders for their continued commitment to the Company, our employees for their dedication and hard work, and the partnership of our contract growers, and our customers for their ongoing loyalty and support.

Sincerely,

J. Douglas Cagle
Chairman and C.E.O.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our Company generated positive earnings in both February and March allowing it to report its second quarter of operating profit for this fiscal year. Continued profits and corresponding cash flows in the new year have improved the liquidity of the Company as we have resolved the remaining obligations of the Perry divestiture. Poultry markets continue very strong and are expected to remain so through the remainder of this calendar year. The Company's marketing department is focusing on a product mix concentrated in further processed, value-added product which will provide margin stability versus typical commodity ice pack products. Grain costs continue to be volatile and will impact earnings as they fluctuate. Our remaining slaughter facilities, which ran below capacities in fiscal year 2004, will return to full capacity by the second quarter of fiscal 2005 allowing for increased efficiencies throughout the Company.

To recap management's thoughts and outlook on the future, the Company is currently generating healthy profits, has a good relationship with its lenders, and is improving its sales mix and customer base. In addition, the Company's processing plants are operating efficiently and the Company's live operations are continuously improving. From all indications, the Company should see an appreciable improvement in the upcoming year with grain price volatility the only expected cloud on the horizon.

Through our quarterly reporting we have discussed our difficulty with liquidity, profits and burgeoning debt, all principally brought about by poor market prices and our Company's difficulty in marketing product from our Perry operation outside of low commodity venues. Management concluded that to return the Company to health a necessary step was to reduce our production of commodity product by selling the Perry operation and using the proceeds to reduce our debt obligations. As was disclosed in our third quarter report, the sale of our Perry Complex was completed in January 2004 with a simultaneous payoff of our syndicated debt and issuance of new term and revolving facilities with a single new lender. Following the completion of the Perry sale, the Company restructured its management team, recognizing both the size and changing needs of our organization, resulting in reduced corporate overhead. The current management team is poised to take the Company forward as directed by our Chairman Doug Cagle, to focus on relationships, and paying attention to details that reflect our values of integrity, quality and respect for the individual.

Year 2004 compared to 2003

Revenues declined by 3.0% as compared to 2004 and can be attributed to lower tonnage sold because of the sale of the Perry plant and the closing of a shift at another processing plant. The Company's selling price averaged 12.25% higher for 2004.

Gross margins were (1.7%) for 2004 as compared to (4.0%) in 2003. Fiscal 2004 and 2003 gross were both impacted by settlements received by the Company as a result of litigation involving manufacturers of vitamins utilized in the feeding of our live birds in the amounts of $2.2 and $6.7 million respectively. When these settlements are removed, the gross margins are (2.4%) for 2004 and (6.1%) for 2003. The improvement from 2003 to 2004 is due primarily to the increase in the Company's average selling price as mentioned in the above section.

Selling and delivery expenses decreased by 16.8% due almost entirely to a reduction in brokerage commissions paid. General and administrative expenses showed an increase of 22%, which was due to increases in the cash surrender values of life insurance policies in

2003. Legal and professional fees, along with bank and loan fees, continued to burden the Company in 2004, accounting for 40% of the total general and administrative fees.

Interest Expense

Interest expense for 2004 was 14.0% lower than for 2003 resulting from lower debt levels throughout the year. Interest rates, however, were higher due to increased rates imposed by lenders during the credit facility extension periods.

Other Income/Expense

Other income/expense is comprised of expenses incurred on the disposal of the Company's interest in its property in Perry, Georgia and Forsyth, Georgia.

Equity in earnings of unconsolidated affiliates

The Company's share of earnings of unconsolidated affiliates declined by $1.1 million and results from the closure and sale of assets by Franklin Poultry Equipment, LLC in October 2003. The Company's share of earnings was reported in this classification until the month of sale. The previous year also had reportable earnings from two unconsolidated affiliates, which were sold in that year, for a portion of the year.

Income taxes

The Company has classified the income tax benefit as a non-current tax asset in anticipation of application of loss carryforwards in future periods.

Year 2003 compared to 2002

Revenues declined by 11.3% as compared to 2002 and can be attributed to $9 million of outside feed sales that were included in 2002 (non-recurring), market prices that averaged 3.9% higher but still remained at historic low averages: boneless thigh meat was 24.8% lower, wings were 38.75% lower, boneless skinless breast was lower than a year ago and 2% less tonnage was sold as production was reduced due to the depressed market situation in the industry.

Gross margins were a negative 4.0% for 2003 as compared to negative .89% in 2002. Gross margin for 2003 was impacted by $6.7 million recovery in a lawsuit involving a vitamin manufacturer and adjusted for this recovery, gross margin would have been negative 6.1%. Selling, delivery and general administrative expenses as a group decreased by 3.6% and as a category general and administrative expenses decreased by 1.8% and is due to increases in the cash surrender values of life insurance policies. These increases are offset by fees charged by the bank group for extension of credit facilities and consulting fees for monitoring services required by the banks and for services exploring replacement financing. Legal and professional expenses were also a major factor in 2003.

Interest Expense

Interest expense for 2003 was 17.2% lower than for 2002 resulting from lower debt levels throughout the year. Interest rates, however, were higher due to increased rates imposed by lenders during the credit facility extension periods.

Other Income

Other income is comprised of gains on disposal of the Company's interest in joint ventures and its property in Lovejoy, Georgia, the Talmadge Farms facility. This income is offset by settlements of several lawsuits involving independent growers.

Equity in earnings of unconsolidated affiliates

The Company's share of earnings from unconsolidated affiliates declined by $6.5 million and results from the company's sale of its interest in Cagle Foods JV, LLC and Cagle Foods Credit LLC on April 30, 2002 and its minority interest in a rendering company in December 2002. The Company's share of earnings was reported in this classification until the month of sale.

Income taxes

The Company has classified the income tax benefit as a reduction of its non-current tax liability in anticipation of application of loss carryforwards in future periods.

Financial condition & liquidity

The retirement of $60 million in short term debt, the acquisition of a new $20 million credit facility and the reduction of inventories and accounts receivables by $10 million has greatly increased the Company's liquidity during 2004. This plus the Company's return to profitably and positive cash flows paint a brighter new year. Market conditions have grown stronger during the fourth quarter and show signs of continuing.

Analysis of cash flows

For the year ended April 3, 2004, the Company provided cash from operating activities of $4,642. For the years ended March 29, 2003 and March 30, 2002, the Company used cash in operating activities of $10,727 and $1,032, respectively. For the year ended April 3, 2004, the net loss of $17,725 was affected by non cash charges of depreciation, amortization and impairment loss associated with the Perry plant totaling $29,238. Additionally, deferred income taxes, gains on sale of equipment and income from unconsolidated affiliates impacted the effects of net loss on cash flows by ($12,855.) Working capital changes from 2003 to 2004 were $5,984. For the year ended March 29, 2003, non cash charges impacted net loss in the amount of ($8,841), primarily due to a gain on the sale of an unconsolidated affiliate. For the year ended March 30, 2002, non cash items impacted the net loss in the amount of $6,516, which was primarily comprised of depreciation.

Cash flows provided by (used in) investing activities were $43,321, $50,273 and ($878) for the fiscal years 2004, 2003 and 2002, respectively. The decrease in cash provided in investing activities for fiscal 2004 is reflective of the sale of property, plant and equipment, when compared to the increase in fiscal 2003, which reflects the proceeds from the sale of unconsolidated affiliates. The increase in cash provided in investing activities for fiscal 2003, when compared to fiscal 2002, is primarily due to the proceeds from the sale of unconsolidated affiliates in fiscal 2003.

Cash flows (used in) provided by financing activities were ($48,052), ($39,537) and $888 for the fiscal years 2004, 2003 and 2002, respectively. The increase in cash used in financing activities for fiscal 2004, when compared to fiscal 2003, reflects the retirement of long-term debt. The increase in cash used in financing activities for fiscal 2003, when compared to fiscal 2002, is primarily due to borrowings in fiscal 2002.

Tabular disclosure of contractual obligations

Contractual obligations at April 3, 2004 were as follows:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long Term Debt Obligations	$37,473	$2,921	$15,385	$4,993	$14,174
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	1,724	1,300	424	–	–
Purchase Obligations	1,654	1,654	–	–	–
Other Long-Term Liabilities	–	–	–	–	–
Total	$40,851	$5,875	$15,809	$4,993	$14,174

Critical accounting policies and estimates

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. The following accounting policies involve "critical accounting estimates" because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, or changes in the accounting estimates we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition. Revenue is recognized upon shipment or upon transfer of ownership of the product to the customer and is recorded net of estimated discounts, promotions and other volume-based incentives. Revisions to these estimates are charged to income in the period in which the revision becomes known.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts reflecting estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on management's review of the overall condition of accounts receivable balances and review of significant past due accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory. Live bird and hatching egg inventories are stated at cost and breeder hens at cost, less accumulated amortization. The costs associated with breeder hens are accumulated up to the production stage and amortized over the productive lives using the unit-of-production method. Finished poultry products, feed, and other inventories are stated at the lower of cost or market. We record valuations and adjustments for our inventory and for estimated obsolescence at or equal to the difference between the cost of inventory and the estimated market value based upon known conditions affecting the inventories obsolescence, including significantly aged products, discontinued product lines, or damaged or obsolete products. We allocate meat costs between our various finished poultry products based on a by-product costing technique that reduces the cost of the whole bird by estimated yields and amounts to be recovered for certain by-product parts which are carried in inventory at the estimated recovery amounts, with the remaining amount being reflected at cost or market, whichever is lower.

Property, Plant and Equipment. In fiscal 2003, the Company adopted the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 144). As a result, the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The impairment charge is determined based upon the amount the net book value of the assets exceeds their fair market value. In making these determinations, the Company utilizes certain assumptions, including, but not limited to: (i) future cash flows estimates expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company's operations and estimated salvage values and (ii) estimated fair market value of the assets. The adoption of SFAS 144 did not significantly change the accounting.

Contingent liabilities. The Company is subject to lawsuits, investigations and other claims related to wage and hour/labor, securities, environmental, product and other matters, and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after considerable analysis of each individual issue. These reserves may change in the future due to changes in the Company's assumptions, the effectiveness of strategies, or other factors beyond the Company's control.

Accrued Self Insurance. Insurance expense for casualty claims and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Certain categories of claim liabilities are actuarially determined. The assumptions used to arrive at periodic expenses is reviewed regularly by management. However, actual expenses could differ from these estimates and could result in adjustments to be recognized.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We review the recoverability of any tax assets recorded on the balance sheet, primarily operating loss carryforwards, based on both historical and anticipated earnings levels of the individual operations and provide a valuation allowance when it is more likely than not that amounts will not be recovered.

Risk Factors

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the chicken industry is materially affected by the commodity prices of chicken and feed ingredients, which are determined by supply and demand factors, which result in cyclical earnings fluctuations. The production of feed ingredients is positively or negatively affected primarily by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, and the agricultural policies of the United States and foreign governments. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry's and our ability to obtain feed ingredients, grow chickens and deliver products. High feed ingredient prices have had a material adverse effect on our operating results in the past. We periodically seek, to the extent available, to enter into advance purchase commitments for the purchase of feed ingredients in an effort to manage our feed ingredient costs. The use of such instruments may not be successful.

Leverage. Our indebtedness could adversely affect our financial condition. We presently have, and expect to continue to have, an amount of indebtedness. Our indebtedness could have important consequences to you. For example, it could: Increase our vulnerability to general adverse economic conditions; require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds, and failing to comply with those covenants could result in an event of default or require redemption of indebtedness. Either of these events could have a material adverse effect on us. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include the commodity prices of feed ingredients and chicken and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Additional Borrowings Available. Despite our indebtedness, we are not prohibited from incurring additional indebtedness in the future.

Contamination of Products. If our products become contaminated, we may be subject to product liability claims and product recalls.

Livestock and Poultry Disease. Outbreaks of livestock diseases in general and poultry disease in particular, can significantly restrict our ability to conduct our operations. We take all reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. However, events beyond our control, such as the outbreak of disease, could significantly restrict our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken, to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

Insurance. We are exposed to risks relating to product liability, product recall, property damage and injuries to persons for which insurance coverage is expensive, limited and potentially inadequate.

Significant Competition. Competition in the chicken industry with other vertically integrated poultry companies could adversely affect our business.

Government Regulation. Regulation, present and future, is a constant factor affecting our business. The chicken industry is subject to federal, state and local governmental regulation, including health and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medication in feed formulations and the disposal of poultry by-products and wastewater discharges. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future.

Forward-Looking Statements

This Annual Report, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts, and projections about the industry in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to risks and uncertainties identified above, under "Risk Factors" and elsewhere herein. We undertake no obligation to revise or update any forward-looking statements for any reason.

Five Year Selected Financial Data

(In Thousands, Except Per Share Data)

	53 Weeks Ended April 3, 2004	52 Weeks Ended March 29, 2003	52 Weeks Ended March 30, 2002	52 Weeks Ended March 31, 2001	53 Weeks Ended April 1, 2000
OPERATING RESULTS:					
Net sales	**$ 304,507**	$ 313,800	$ 353,792	$ 279,671	$ 331,852
Operating expenses	**327,712**	344,297	375,557	303,819	321,908
Operating (loss) income	**(23,205)**	(30,497)	(21,765)	(24,148)	9,944
Interest expense	**(7,018)**	(8,156)	(9,852)	(5,624)	(2,077)
Other income, net	**(544)**	16,323	12,171	12,232	7,671
(Loss) income before income taxes	**(30,767)**	(22,330)	(19,446)	(17,540)	15,538
(Benefit) provision for income taxes	**(13,042)**	(9,058)	(12,485)	(8,491)	5,594
Net (loss) income	**$ (17,725)**	$ (13,272)	$ (6,961)	$ (9,049)	$ 9,944
FINANCIAL POSITION:					
Working capital	**$ 3,527**	$ (49,235)	$ 14,324	$ 21,705	$ 28,830
Total assets	**100,019**	171,777	239,951	245,502	192,470
Long-term debt and capital lease obligations	**34,552**	23,479	114,885	115,429	66,570
Stockholders' equity	**34,267**	51,992	64,397	72,203	81,679
PERFORMANCE PER COMMON SHARE:					
Net (loss) income:					
Basic	**$ (3.74)**	$ (2.80)	$ (1.47)	$ (1.91)	$ 2.09
Diluted	**(3.74)**	(2.80)	(1.47)	(1.91)	2.09
Dividends	**–**	–	–	0.09	0.12
Book value at the end of the year	**7.22**	10.96	13.58	15.23	17.19
Average number of common shares outstanding:					
Basic	**4,743**	4,743	4,741	4,742	4,752
Diluted	**4,743**	4,743	4,741	4,742	4,755

Dividend Policy

The board of directors considers dividends in light of operating results, current earnings trends, and prevailing economic conditions.

Stockholders

As of April 3, 2004, there were 192 stockholders of record of the Company's Class A common stock.

Market Price of Common Stock

The Company's common stock is listed and principally traded on the American Stock Exchange, ticker symbol CGLA. Quarterly dividend data and market highs and lows for the past two years were:

	Fiscal 2004			Fiscal 2003		
	Dividend	**High**	**Low**	Dividend	High	Low
Quarter:						
First	**$0.00**	**5.99**	**4.51**	$0.00	10.80	9.85
Second	**0.00**	**8.55**	**4.25**	0.00	10.05	9.80
Third	**0.00**	**8.92**	**6.20**	0.00	8.30	6.10
Fourth	**0.00**	**10.10**	**7.43**	0.00	8.10	5.75

Changes in Accountants

Subsequent to the end of the 2002 fiscal year, on April 5, 2002, Cagle's, Inc. dismissed Arthur Andersen LLP as its auditor. The dismissal was approved by the Company's audit committee of the board of directors. The report of Arthur Andersen LLP on the Company's consolidated financial statements for the fiscal year ending March 30, 2002 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, nor were there any disagreements during fiscal 2002 or during the subsequent interim period through the date of dismissal of the auditor on any matter of accounting principles or practices, consolidated financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make a reference to the subject matter or the disagreement in connection with its report. No reportable events have occurred during fiscal 2002 or during the subsequent interim period through the date of dismissal of the auditor.

Also on April 5, 2002, Cagle's, Inc. retained the accounting firm of Moore Stephens Frost, PLC in Little Rock, Arkansas, to complete the audit for the Company's fiscal year 2002 and also for the fiscal years ending March 29, 2003 and April 03, 2004. During the Company's last three fiscal years, and during the period since the end of the most recent fiscal year, the Company has not consulted Moore Stephens Frost with respect to the application of accounting principles to any specific transaction, or with respect to the type of audit opinion that might be rendered on the Company's consolidated financial statements, or with respect to any disagreement with prior accountants or any reportable event.

Management's Responsibility for Financial Statements

The management of Cagle's, Inc. and its subsidiary has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. In the preparation of the consolidated financial statements, it is necessary to make informed estimates and judgments based on currently available information as to the effect of certain events and transactions. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Cagle's, Inc. and its subsidiary maintain accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorization. However, limitations exist in any system of internal control based upon the recognition that the cost of that system should not exceed the benefits derived.

Cagle's, Inc.'s independent auditors, Moore Stephens Frost, PLC, are engaged to audit the consolidated financial statements of Cagle's, Inc. and subsidiary and to express an opinion thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America to enable them to report whether the consolidated financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Cagle's, Inc. and subsidiary in conformity with accounting principles generally accepted in the United States of America.

J. Douglas Cagle
Chairman and Chief Executive Officer

Mark M. Ham
Executive Vice President, CFO

May 18, 2004

Independent Auditor's Report

The Board of Directors
Cagle's, Inc. and Subsidiary
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Cagle's, Inc. (a Georgia corporation) and subsidiary as of April 3, 2004 and March 29, 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended April 3, 2004, March 29, 2003 and March 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cagle's, Inc. and subsidiary as of April 3, 2004 and March 29, 2003, and the results of their operations and their cash flows for the years ended April 30, 2004, March 29, 2003 and March 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Frost, PLC
Certified Public Accountants

Little Rock, Arkansas
May 7, 2004

Consolidated Balance Sheets

April 3, 2004 and March 29, 2003

(In Thousands, Except Par Values)

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 11	$ 100
Trade accounts receivable, less allowance for doubtful accounts of $601 and $692 in 2004 and 2003, respectively	11,662	13,276
Inventories	19,329	27,487
Note receivable	1,000	–
Refundable income taxes, current portion	1,068	1,137
Other current assets	657	576
Total current assets	33,727	42,576
INVESTMENTS IN AND RECEIVABLES FROM UNCONSOLIDATED AFFILIATES	4,041	4,179
ASSETS HELD FOR SALE	–	6,738
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Land	1,976	2,801
Buildings and improvements	57,854	91,287
Machinery, furniture and equipment	43,612	96,439
Vehicles	4,639	6,785
	108,081	197,312
Less accumulated depreciation	(63,857)	(86,334)
Property, plant and equipment, net	44,224	110,978
OTHER ASSETS		
Long-term refundable income taxes	2,390	3,389
Intangible assets, net	169	370
Deferred income taxes	11,892	–
Other assets	3,576	3,547
Total other assets	18,027	7,306
TOTAL ASSETS	$ 100,019	$ 171,777

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

April 3, 2004 and March 29, 2003

(In Thousands, Except Par Values)

LIABILITIES AND STOCKHOLDERS' EQUITY	**2004**	2003
CURRENT LIABILITIES:		
Current maturities of long-term debt	**$ 2,921**	$ 61,994
Accounts payable	**18,367**	20,280
Accrued expenses	**6,675**	9,537
Deferred income taxes	**2,237**	–
Total current liabilities	**30,200**	91,811
LONG-TERM DEBT	**34,552**	23,479
DEFERRED INCOME TAXES	**–**	3,336
OTHER NONCURRENT LIABILITIES	**1,000**	1,159
COMMITMENTS AND CONTINGENCIES (Notes 3 and 12)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $1 par value; 1,000 shares authorized, none issued	**–**	–
Common stock, $1 par value; 9,000 shares authorized, 4,744 shares issued and 4,743 shares outstanding in 2004 and 2003	**4,744**	4,744
Treasury stock, at cost	**(80)**	(80)
Additional paid-in capital	**4,198**	4,198
Retained earnings	**25,405**	43,130
Total stockholders' equity	**34,267**	51,992
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 100,019**	$ 171,777

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended April 3, 2004, March 29, 2003 and March 30, 2002

(In Thousands, Except Per Share Data)

	2004	2003	2002
NET SALES	**$304,507**	$ 313,800	$353,792
COSTS AND EXPENSES:			
Cost of sales	**309,605**	326,352	356,948
Selling and delivery	**8,107**	9,745	10,259
General and administrative	**10,000**	8,200	8,350
	327,712	344,297	375,557
OPERATING LOSS	**(23,205)**	(30,497)	(21,765)
OTHER INCOME (EXPENSE):			
Gain on sale of unconsolidated affiliates	**–**	12,914	–
Interest expense	**(7,018)**	(8,156)	(9,852)
Other (expense) income, net	**(3,915)**	(1,037)	1,213
Total other income (expense)	**(10,933)**	3,721	(8,639)
LOSS BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES AND INCOME TAXES	**(34,138)**	(26,776)	(30,404)
EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES	**3,371**	4,446	10,958
LOSS BEFORE INCOME TAXES	**(30,767)**	(22,330)	(19,446)
INCOME TAXES BENEFIT	**(13,042)**	(9,058)	(12,485)
NET LOSS	**$ (17,725)**	$ (13,272)	$ (6,961)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	**4,743**	4,743	4,741
Diluted	**4,743**	4,743	4,741
PER COMMON SHARE:			
Net loss			
Basic	**$ (3.74)**	$ (2.80)	$ (1.47)
Diluted	**$ (3.74)**	$ (2.80)	$ (1.47)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended April 3, 2004, March 29, 2003 and March 30, 2002

(In Thousands)

	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, March 31, 2001	4,744	$4,744	(6)	$ (102)	$ 4,198	$63,363	$ –	$72,203
Cumulative effect of accounting change (Note 1)	–	–	–	–	–	–	(944)	(944)
Net loss	–	–	–	–	–	(6,961)	–	(6,961)
Unrealized gain on interest rate swaps	–	–	–	–	–	–	87	87
Comprehensive loss								(6,874)
Exercise of stock options	–	–	3	12	–	–	–	12
BALANCE, March 30, 2002	4,744	4,744	(3)	(90)	4,198	56,402	(857)	64,397
Net loss	–	–	–	–	–	(13,272)	–	(13,272)
Unrealized gain on interest rate swaps	–	–	–	–	–	–	857	857
Comprehensive loss								(12,415)
Exercise of stock options	–	–	2	10	–	–	–	10
BALANCE, March 29, 2003	4,744	4,744	(1)	(80)	4,198	43,130	–	51,992
Net loss	–	–		–	–	(17,725)	–	(17,725)
BALANCE, April 3, 2004	4,744	$ 4,744	(1)	$ (80)	$ 4,198	$ 25,405	$ –	$ 34,267

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended April 3, 2004, March 29, 2003 and March 30, 2002

(In Thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	**$ (17,725)**	$ (13,272)	$ (6,961)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation	**10,457**	14,109	15,002
Impairment loss	**18,528**	–	–
Amortization	**253**	365	454
Gain on sale of property, plant and equipment	**(2)**	(286)	(1,020)
Gain on sale of unconsolidated affiliates	**–**	(12,914)	–
Income from unconsolidated affiliates, net of distributions	**138**	(1,620)	(6,039)
Deferred income taxes	**(12,991)**	(8,495)	(1,881)
Changes in operating assets and liabilities			
Trade accounts receivable, net	**1,614**	2,397	(4,979)
Inventories	**8,158**	6,689	894
Refundable income taxes	**1,068**	5,490	(531)
Other current assets	**(81)**	(17)	155
Accounts payable	**(1,913)**	(3,863)	6,342
Accrued expenses	**(2,862)**	690	(2,468)
Net cash provided by (used in) operating activities	**4,642**	(10,727)	(1,032)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	**(411)**	(1,176)	(860)
Proceeds from sale of property, plant and equipment	**43,920**	459	2,541
Proceeds from sale of unconsolidated affiliates	**–**	56,737	–
Increase in other assets	**(29)**	(1,836)	(88)
Decrease in other liabilities	**(159)**	(3,911)	(2,471)
Net cash provided by (used in) investing activities	**43,321**	50,273	(878)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows, Continued

For the Years Ended April 3, 2004, March 29, 2003 and March 30, 2002

(In Thousands)

	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds on revolving line of credit	$ 6,231	$ –	$ –
Proceeds from issuance of long-term debt	6,099	378	52,823
Payments of long-term debt	(60,330)	(39,711)	(51,947)
Payment of loan costs	(52)	(214)	–
Proceeds from exercise of stock options	–	10	12
Net cash (used in) provided by financing activities	(48,052)	(39,537)	888
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(89)	9	(1,022)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	100	91	1,113
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11	$ 100	$ 91
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 9,132	$ 6,572	$ 10,658
Income taxes refunded, net	(1,119)	(6,151)	(10,111)
SUPPLEMENTAL DISCLOSURES OF NON-CASH ITEMS:			
Note receivable from sale of property, plant and equipment	1,000	–	–

The accompanying notes are an integral part of these consolidated financial statements.

(In Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Principles of consolidation** - The consolidated financial statements include the accounts of Cagle's, Inc. and it's wholly-owned subsidiary Cagle Farms, Inc. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates are accounted for under the equity method.

b. **Nature of operations** - The Company operates as a vertically integrated poultry processor. As such, its operations, which are located in the southeastern United States, consist of breeding, hatching and growing chickens; feedmill; processing; further processing and marketing operations. The Company's products are primarily sold in the United States to supermarkets, food distributors, food processing companies, national fast-food chains and institutional users.

Integrated poultry processors operate in an environment wherein the commodity nature of both their products for sale and their primary raw materials causes sales prices and purchase costs to fluctuate, often on a short-term basis, due to the worldwide supply and demand situation for those commodities. The supply and demand factors for their products for sale and the supply and demand factors for their primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, to decrease, or to invert, often on a short-term basis.

The Company operates in one segment, as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information."

c. **Revenue recognition** - The Company recognizes revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed and determinable, and collectibility is reasonably assured.

d. **Cash equivalents** - For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid cash investments purchased with an original maturity of three months or less to be cash equivalents.

e. **Accounts receivable** - In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with its customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts. Past due status is determined based upon contractual terms. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. Amounts that are determined to be uncollectible are written off against this allowance when collection attempts on the accounts have been exhausted. Management uses significant judgment in estimating uncollectible accounts. In estimating uncollectible amounts management considers factors such as current overall economic conditions, industry-specific economic conditions and historical customer performance. While management believes the Company processes effectively address its exposure to doubtful accounts, changes in economic, industry or specific customer conditions may require adjustment to the allowance recorded by the Company.

f. **Inventories** - Live field inventories of broilers are stated at cost, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. In line with industry standards, the Company does not reduce live inventories to net realizable value when margins are negative. Finished products; feed, eggs and medication; and supplies are stated at the lower of cost (first in, first out method) or market. Inventories at April 3, 2004 and March 29, 2003 consist of the following:

	2004	2003
Finished products	$ 2,918	$ 6,078
Field inventory and breeders	12,762	16,216
Feed, eggs and medication	2,881	3,710
Supplies	768	1,483
	$ 19,329	$ 27,487

g. **Property, plant and equipment** - Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the following lives:

Buildings and improvements	3 to 32 years
Machinery, furniture and equipment	3 to 17 years
Vehicles	2 to 7 years

Maintenance and repairs are charged to expense as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income (expense), net in the accompanying consolidated statements of operations.

h. **Intangible assets** - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separate intangible assets that have finite lives will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 effective March 31, 2002.

Intangible assets consist of deferred financing costs. The amortization period for these finite lived intangible assets ranges from six months to ten years. All finite lived intangible assets are shown net of accumulated amortization on the accompanying consolidated balance sheets.

i. **Employee insurance claims** - The Company is self funded under a minimum premium arrangement for the majority of employee claims under its group health plan. From May, 1992 the union employees of the Company were covered for health insurance under a union health plans, starting in January, 2003 these employees began receiving health insurance coverage under the Company sponsored plan. The Company is self-insured for the majority of its workers' compensation risks. The Company's insurance programs are administered by risk management specialists. Insurance coverage is obtained for catastrophic workers' compensation and group health exposures, as well as those risks required to be insured by certain state laws. The Company's accrual for group health and workers' compensation liabilities of $2,086 and $2,614 as of April 3, 2004 and March 29, 2003, respectively, is included in accrued expenses in the accompanying consolidated balance sheets.

j. **Earnings per share** - Net income amounts presented in the accompanying consolidated statements of operations represent amounts available to common stockholders. The following table reconciles the denominator of the basic and diluted earnings per share computations:

	2004	2003	2002
Weighted average common shares	4,743	4,743	4,741
Incremental shares from assumed conversions of options	-	-	-
Weighted average common shares and dilutive potential common shares	4,743	4,743	4,741

k. **Fiscal year** - The Company's fiscal year closing date is the Saturday nearest March 31. The year ended April 3, 2004 includes operations for a fifty-three week period. The years ended March 29, 2003 and March 30, 2002 include operations for fifty-two week periods.

l. **Use of estimates** - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

m. **Derivatives** - The Company utilized interest rate swaps to reduce interest rate risks on certain of its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. Effective April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

The following is an analysis of the changes in the net gain on cash flow hedges included in other comprehensive income:

Balance, March 31, 2001	$ –
Cumulative effect of accounting change	(944)
Net gain for 2002	106
Ineffective hedge transferred to earnings	(19)
Net other comprehensive income	87
Balance, March 30, 2002	$ (857)
Net gain for 2003	$ 14
Ineffective hedge transferred to earnings	843
Net other comprehensive income	857
Balance, March 29, 2003	$ –

n. **Fair value of financial instruments** - The book values of cash, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at April 3, 2004 and March 29, 2003.

The Company entered into interest rate swap agreements with a total notional amount of $25,000 to fix the interest rate paid on portions of amounts that were outstanding under its term credit facilities. Certain of these agreements with a total notional amount of $15,000 expired during 2003. The fair value of the interest rate swap agreements was approximately $(907) at March 29, 2003. The remainder of these interest rate swap agreements were settled in full on January 30, 2004 in conjunction with the change in credit facilities (see Note 3).

o. **Accounting for the impairment of long-lived assets** - During 2003, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes and amends SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and it requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount the carrying amount of the assets exceeds the fair value of the assets.

In 2004, the Company entered into negotiations to sell certain assets making up the "Perry Complex" (see Note 7). Upon entering in to a letter of intent related to this sale, the Company determined that the carrying values of the underlying assets exceeded their fair values. Consequently, the Company recognized an impairment loss in its third quarter of $18,528, which represents the excess of the carrying values of the assets over their fair values, less costs to sell. The impairment loss is recorded as a component of cost of sales in the accompanying consolidated statement of operations for the year ended April 3, 2004. Based upon management's assessment of the impairment indicators for the remaining assets, management determined that upon testing the expected future net cash flows to be generated from these assets, no impairment losses had occurred in the fiscal years ended 2004, 2003 or 2002.

p. **Accounting for stock-based compensation** - The Company accounts for its stock based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees." Accordingly, no compensation cost was recognized for stock options, as all options were granted at an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant, as determined by the Company's board of directors. The Company applies SFAS No. 123, "Accounting for Stock Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123," as required for disclosure purposes. SFAS No. 123 requires that companies which do not choose to account for stock based compensation as prescribed by this statement shall disclose pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

No disclosure of pro forma earnings is required, as the Company did not grant any stock options during fiscal years 2004, 2003 and 2002.

q. **Shipping and handling costs** - Shipping and handling costs are included in cost of sales in the accompanying statements of operations and totaled $9,139, $11,344 and $12,696 in fiscal years 2004, 2003 and 2002, respectively.

2. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following at April 3, 2004 and March 29, 2003:

Finite lived:	2004	2003
Deferred financing costs	$ 245	$ 459
Accumulated amortization	(76)	(89)
Net deferred financing costs	$ 169	$ 370

Future finite lived intangible asset amortization expense is as follows:

2005	$ 24
2006	24
2007	24
2008	25
2009	25
Thereafter	47
	$ 169

3. LONG-TERM DEBT

Long-term debt at April 3, 2004 and March 29, 2003 consists of the following:

	2004	2003
Term note payable; fixed interest rate of 7.86%, principal and interest payable monthly of $290, through maturity on April 1, 2011; secured by the Collinsville plant and Rockmart feedmill.	$ 25,396	$ 26,191
Revolving credit agreement with a bank, maturing January 30, 2007, interest payable monthly, variable interest rate (4.75% at April 3, 2004); secured by accounts receivable, inventories and property, plant and equipment, excluding the Collinsville plant and Rockmart feedmill.	7,231	–
Term note payable to a bank; variable interest rate (6.00% at April 3, 2004); principal and interest payable monthly of $83, with balance due at maturity on January 30, 2007; secured by accounts receivable, inventories and property, plant and equipment, excluding the Collinsville plant and Rockmart feedmill.	4,833	–
Revolving credit agreement with a syndicate of banks, maturing September 24, 2003, variable interest rate (7.25% at March 29, 2003); secured by all assets except for the Collinsville plant and Rockmart feedmill. See last paragraph of this note.	–	1,000
Term note payable to a syndicate of banks; variable interest rate (7.25% at March 29, 2003); principal and interest payable monthly of $707, through maturity on September 24, 2003; secured by all assets except for the Collinsville plant and Rockmart feedmill. See last paragraph of this note.	–	58,275
Other notes payable at varying interest rates and maturities.	13	7
	37,473	85,473
Less current maturities	(2,921)	(61,994)
Long-term debt, less current maturities	$ 34,552	$ 23,479

The Company's debt agreements contain certain restrictive covenants, which require that the Company maintain (1) a minimum fixed charge coverage ratio, as defined in the debt agreement; (2) EBITA above a specified amount; and (3) capital expenditures not to exceed certain limits. The Company was in compliance with these covenants at April 3, 2004.

Aggregate maturities of long-term debt during the years subsequent to April 3, 2004 are as follows:

2005	$ 2,921
2006	3,076
2007	12,309
2008	2,428
2009	2,565
Thereafter	14,174
	$ 37,473

On January 30, 2004, the Company sold the Perry Complex (see Note 7). The proceeds from this sale were applied to the bank syndicate debt. The remainder of the term note and revolving credit agreement with the bank syndicate were paid in full with the funds obtained from the new credit facility.

4. INCOME TAXES

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

Effective in fiscal 1989, the Revenue Act of 1987 rescinded the cash basis method of accounting for tax purposes previously used for the Company's farming operations. Approximately $3,389 of previously recorded income tax iabilities were indefinitely deferred. Under tax laws enacted in 1997, such liabilities are required to be amortized into taxable income over a twenty-year period.

Income tax benefit is reflected in the consolidated statements of operations as follows:

	2004	2003	2002
Current tax provision (benefit)	**$ 2,563**	$ (563)	$ (5,604)
Change in valuation allowance	**(2,614)**	–	(5,000)
	(51)	(563)	(10,604)
Deferred tax benefit	**(12,991)**	(8,495)	(1,881)
	$(13,042)	$ (9,058)	$ (12,485)

A reconciliation between income taxes computed at the federal statutory rate and the Company's income tax benefit is as follows:

	2004	2003	2002
Federal income taxes at statutory rate	**$(10,396)**	$ (7,593)	$ (6,612)
State income taxes	**(624)**	(456)	(397)
Change in valuation allowance	**(2,614)**	–	(5,000)
Jobs and investment tax credits	**(680)**	(680)	–
Other	**1,272**	(329)	(476)
	$(13,042)	$ (9,058)	$ (12,485)

Components of the net deferred income tax asset (liability) at April 3, 2004 and March 29, 2003 relate to the following:

	2004	2003
Deferred income tax assets		
Tax credit carryforwards	$ 7,663	$ 9,889
Net operating loss carryforwards	17,456	10,675
Accrued expenses	705	1,080
Other	389	402
	26,213	22,046
Less valuation allowance	(4,150)	(6,764)
	22,063	15,282
Deferred income tax liabilities		
Family farm cash-basis deferral	(2,439)	(2,541)
Inventories	(2,732)	(2,295)
Property and depreciation	(4,430)	(11,148)
Income from joint ventures	(2,260)	(1,741)
Other	(547)	(893)
	(12,408)	(18,618)
Net deferred income tax asset (liability)	$ 9,655	$ (3,336)

At April 3, 2004, the Company has federal net operating loss carryforwards of approximately $33,823 which are available to offset future taxable income. These loss carryforwards expire in various amounts from 2022 through 2024.

The Company has federal and state tax credit carryforwards of approximately $7,276 which are available to reduce income taxes through 2014. Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Due to the significant amount of income that would be needed to fully utilize the credits available, the Company has recorded a valuation allowance for a significant portion of the deferred tax asset associated with the tax credit carryforwards.

Effective April 2001, the state of Georgia enacted a law which gave the Company the ability to use up to $5,000 of tax credit carryforwards to offset state payroll withholding taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," the applicable portion of the valuation allowance has been adjusted during fiscal 2002 and included in income.

5. STOCKHOLDERS' EQUITY

Beginning in 1990, the board of directors authorized the purchase of up to $2,500 of the Company's stock on the open market. In February 2000, the board increased the authorized amount to $15,000. As of April 3, 2004, 636,240 shares had been repurchased and retired by the Company at a total cost of approximately $9,054.

6. STOCK OPTION PLAN (not in thousands)

In May 1993, the board of directors approved an incentive stock option plan (the "Plan"). Under the provisions of the Plan, options to purchase a maximum of 125,000 shares may be granted through 2003. The administrator of the Plan, appointed by the board of directors, determines the grantee, vesting period, exercise date, and expiration dates for all options granted. In addition, the Plan provides for the issuance of options at prices not less than market value at the date of grant. During May 1993, the Company granted 31,250 options with an exercise price of $9.30 under the Plan. No additional options have been granted since 1993. During 2002, 2,500 options were exercised, and no options expired, leaving 2,500 options exercisable at March 30, 2002. During 2003, 1,250 options were exercised, and 1,250 options expired, leaving no options exercisable at March 29, 2003. The weighted average exercise price for fiscal years 2003 and 2002 was $9.30.

7. SALES OF FACILITIES

On January 30, 2004, the Company sold certain assets comprising the "Perry Complex", (a poultry processing plant in Perry, Georgia, a feed mill and hatchery in Forsyth, Georgia, and related assets and inventories), to Perdue Farms, Inc. ("Perdue") for $45,000 for the property, plant and equipment and $6,725 for certain inventories associated with the assets. The price of the property, plant and equipment is subject to a $1,000 hold back, contingent upon completion of certain post-closing projects. The price for the inventories includes an estimated prepayment for live poultry to be delivered in the ordinary course of grow out.

There are no material relationships between Perdue and the Company or any of the Company's affiliates, directors or officers, or any associates of any director or officer of the Company.

On December 3, 2001, the Company sold its idled processing facility in Macon,Georgia to an unrelated party for a purchase price of $6,800. The Company received a cash payment subsequent to closing of $75 and a non recourse note receivable secured by a first mortgage bearing interest at 6.0% per annum for the balance. The purchaser defaulted on the note, and on July 1, 2003, the Company foreclosed on the collateral. As of April 3, 2004, management's plans for this facility are undetermined and this facility has been reflected in property, plant and equipment in the accompanying consolidated balance sheet.

On September 29, 2001, the Company entered into an agreement to sell an idled processing facility in Atlanta to an unrelated party for $3,500. Under the terms of the agreement, the Company received a cash payment at closing of $2,500 and an unsecured note receivable bearing interest at 7.5% per annum for the balance. Interest under this note was payable quarterly commencing on December 1, 2001 and continuing through September 1, 2006. Starting April 1, 2002 and continuing each April 1 thereafter, the Company was to receive principal payments equal to the lesser of $200 or five percent (5%) of excess cash flows, as defined in the note agreement. Any remaining outstanding principal balance on the note is due and payable on September 28, 2006. Repayment of the note receivable has been guaranteed by the majority stockholder of the purchaser. The resulting gain on this sale of $1,000 has been deferred at April 3, 2004 and will be recognized as the note is collected. During 2004, the purchaser filed chapter 11 bankruptcy. The Company has in turn began the legal process of collecting on the guarantee.

8. INVESTMENTS IN AND RECEIVABLE FROM UNCONSOLIDATED AFFILIATES

On March 26, 1993, the Company acquired a fifty percent equity interest in Cagle Foods JV, LLC ("Cagle Foods"), a joint venture formed with an unrelated party to own and operate the Company's processing facility at Camilla, Georgia.

On November 14, 1997, the Company acquired a thirty percent equity interest in a joint venture with its joint venture partner in Cagle Foods. During 1998,the Company contributed certain property, plant and equipment and other assets in exchange for its equity interest in the new joint venture; Cagle's-Keystone Foods, LLC. This joint venture constructed a processing facility in Albany, Kentucky, which began limited operations in November 1998.

The Company occasionally sells eggs and broilers to and purchases processed products from unconsolidated affiliates. In addition, the Company performs certain management and administrative services for unconsolidated affiliates. Sales to, purchases from, accounts payable to and receivable from, and service fees charged to unconsolidated affiliates are summarized as follows:

	2004	2003	2002
Sales	**$23,140**	$ 426	$ 61
Purchases	**–**	27	5,017
Accounts receivable	**413**	–	186
Accounts payable	**–**	–	1,031
Administrative service fees	**746**	746	1,348

On April 30, 2002, the Company sold its interest in Cagle Foods to its partner in the venture for $50,000. These proceeds, which were received at closing, were applied to reduce the Company's outstanding indebtedness under its term note by $37,500 and its revolving credit agreements by $12,500.

The Company accounts for its investments in affiliates using the equity method. The Company's share of affiliates' earnings was approximately $3,371,$4,446 and $10,958 for fiscal years 2004, 2003 and 2002, respectively. The Company's share of the affiliates' earnings are based on the audited results for the year ended December 27, 2003, adjusted for the unaudited results for interim periods.

Summarized combined unaudited balance sheet information for unconsolidated affiliates as of April 3, 2004 and March 29, 2003 is as follows:

	2004	2003
Current assets	$ 37,217	$ 27,778
Noncurrent assets	58,238	67,600
Total assets	$ 95,455	$ 95,378
Current liabilities	$ 18,885	$ 15,348
Noncurrent liabilities	63,174	70,585
Owners' equity	13,396	9,445
Total liabilities and owners' equity	$ 95,455	$ 95,378

Summarized combined unaudited statements of operations information for unconsolidated affiliates for the years ended 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Net sales	$ 240,728	$ 232,953	$ 394,754
Gross profit	30,214	39,476	44,427
Operating income	13,397	20,155	33,752
Income before taxes	11,311	15,506	30,709

9. MAJOR CUSTOMERS

The Company had sales to one individual customer, which exceeded ten percent of total sales. Sales to this customer for fiscal years 2004, 2003 and 2002 and accounts receivable from this customer as of April 3, 2004, March 29, 2003 and March 30, 2002, were as follows:

	Sales		Accounts Receivable	
Fiscal Year	Amount	Percentage	Amount	Percentage
2004	$41,002	13%	$1,732	14%
2003	52,382	17%	2,078	13%
2002	57,515	16%	806	4%

10. BENEFIT PLANS

Under a collective bargaining agreement, the Company contributes to a multi-employer pension plan for the benefit of certain employees who are union members. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not available. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer, upon withdrawal from a multi-employer plan, is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. The Company's contribution rate is a fixed dollar amount per eligible employee. The Company made total contributions to the union plan of approximately $142, $209 and $207 in fiscal years 2004, 2003 and 2002, respectively.

The Company has a 401(k) retirement plan for employees not covered by a collective bargaining agreement. Under the plan, the Company matches contributions up to two percent of participating employees' salaries. Additional contributions may be made at the discretion of the Company's board of directors. The Company made matching contributions of approximately $255, $297 and $267 in fiscal years 2004, 2003 and 2002, respectively. No discretionary company contributions have been made to this plan.

The Company does not provide postretirement medical or other benefits to employees.

11. OTHER NON-RECURRING INCOME

During the years ended April 3, 2004 and March 29, 2003, the Company received $2,160 and $6,697, respectively, which represents recovery from the settlement of lawsuits involving vitamin manufacturers. This recovery is included as a reduction of cost of sales in the accompanying consolidated statement of operations.

12. COMMITMENTS AND CONTINGENCIES

The Company leases certain of its buildings, equipment and vehicles under noncancellable operating leases. The consolidated statements of operations include rental expense relating to these operating leases of $2,861, $3,151 and $3,588 in fiscal years 2004, 2003 and 2002, respectively.

At April 3, 2004, future minimum payments under noncancellable operating leases were as follows:

2005	$ 1,300
2006	424
Total	$ 1,724

The Company has entered into contracts for the purchase of grain, primarily corn and soybean meal and other feed ingredients. These contracts specify the quantity to be purchased, and the cost is determined upon delivery using current market prices. The Company estimates its purchase commitments under these contracts to be approximately $1,654 at April 3, 2004, which approximates current market price.

The Company was involved, as were many other companies in the industry, in purported class action and other litigation brought on by several independent growers. During fiscal 2002, the Company settled a portion of the lawsuits by paying approximately $598. During the year ended March 29, 2003, the Company settled another portion of the lawsuits by paying $1,400. At April 3, 2004, the Company continues to vigorously defend the two remaining grower lawsuits, both of which are pending on appeals by the grower, after summary judgement was granted in favor of the Company. As such, the Company has not accrued any losses in connection with the remaining lawsuits.

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

At April 3, 2004, the Company had a total of 2,010 employees. Of this total,1,843 are hourly workers and 167 are salaried. Approximately 43% of the Company's hourly employees are represented by a union. None of the Company's salaried employees are represented by a union. The existing union agreement will expire on October 31, 2005.

13. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables or other financial instruments with a variety of customers and cash and cash investments deposited with financial institutions.

Concentrations of credit risk with respect to accounts receivable and other financial instruments are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support accounts receivable.

The Company at various times throughout the years presented maintained cash balances with certain financial institutions in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. As of April 3, 2004 and March 29, 2003, the Company had approximately $1,474 and $2,443, respectively, in financial institutions in excess of federally insured amounts.

14. QUARTERLY FINANCIAL DATA (Unaudited)

Quarterly financial data is as follows (in thousands, except per share data):

	Net Sales	Operating Income (Loss)	Net Income (Loss)	Earnings Per Share (Basic and Diluted)
Fiscal year 2004 quarter ended:				
June 28, 2003	$ 72,450	$ (4,249)	$ (3,389)	$ (0.71)
September 27, 2003	85,332	887	(244)	(0.05)
January 3, 2004	82,648	(20,910)	(24,949)	(5.26)
April 3, 2004	64,077	1,067	10,857	2.28
Fiscal year 2003 quarter ended:				
June 29, 2002	$ 84,758	$ (5,025)	$ 3,710	$ 0.78
September 28, 2002	81,369	(7,818)	(5,492)	(1.16)
December 28, 2002	72,550	(13,919)	(9,246)	(1.95)
March 29, 2003	75,123	(3,735)	(2,244)	(0.47)
Fiscal year 2002 quarter ended:				
June 30, 2001	$ 88,943	$ (4,958)	$ 2,413	$ 0.51
September 29, 2001	84,440	(2,342)	(1,372)	(0.29)
December 29, 2001	85,560	(3,858)	(1,428)	(0.30)
March 30, 2002	94,849	(10,607)	(6,574)	(1.39)

15. CONTINUING OPERATIONS

The Company incurred net losses for the years ended April 3, 2004, March 29, 2003 and March 30, 2002 of $17,725, $13,272 and $6,961, respectively. Surviving under the weight of start-up difficulties at its state-of-art Perry facility during most of fiscal year 2004 and fiscal years 2003 and 2002, the Company's financial circumstances were complicated by the sale of its joint venture interest in Cagle Foods. Under pressure from lenders to reduce their outstanding lines, the Company sold its investment in Cagle Foods and funds were applied to the loans non-ratably leaving the Company with very little working capital to survive depressed industry conditions during fiscal year 2003. Additionally, due to customer changes, the Company's product mix no longer included cost-plus products and operating losses grew as lower commodity returns replaced higher value-added returns.

As a result of these factors, the Company continued to incur significant losses which caused debt covenant violations as of March 29, 2003. As a result of these violations which were waived, the lenders extended the loan maturity to April 2004, but instituted higher interest rates and waiver fees, which further increased the Company's losses.

The industry has experienced better market pricing in the fourth quarter of fiscal 2004, which has improved operating results for this period. As discussed in Note 7, the Company sold the Perry Complex in the fourth quarter of fiscal 2004, which reduced sales of low priced commodity products. This sale resulted in recognition of an impairment loss of $18,528 which represents approximately 61% of the net loss before income taxes for fiscal 2004. In conjunction with this sale, the Company was able to significantly reduce its debt and obtained a new credit facility as discussed in Note 3. In recognition of the reduced production capacity, the Company implemented a restructuring of the corporate overhead function which will result in a significant reduction in general and administrative expenses in fiscal 2005. These changes helped the Company to initiate operational changes that provided more streamlined processing, as well as reduce costs. Additionally, these changes have resulted in positive profitability in the fourth quarter of fiscal 2004, and management expects this trend to continue in fiscal 2005.

Officers and Directors

Cagle's, Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

MARK M. HAM IV
Executive Vice President & CFO

GEORGE L. PITTS
Corporate Secretary

JAMES DAVID CAGLE
Vice President New Product Sales

GEORGE DOUGLAS CAGLE
Vice President New Product
Development

A. BRAD HARP
Vice President, Live Production

BOBBY G. CRYAR
Senior Vice President Sales & Processing

Board of Directors

J. DOUGLAS CAGLE
Chairman, Cagle's, Inc.

GEORGE DOUGLAS CAGLE
Vice President New Product
Development, Cagle's, Inc.

JAMES DAVID CAGLE
Vice President New Product Sales
Cagle's, Inc.

CANDACE CHAPMAN
Principal, C²Associates, Ltd.

MARK M. HAM IV
Executive Vice President & CFO, Cagle's, Inc.

PANOS KANES
Partner Kanes & Benator Law Firm
Partner Kanes & Benator and Co., LLP CPA's

G. BLAND BYRNE
Partner
Byrne, Davis & Hicks, P.C.

JERRY D. GATTIS

KENNETH R. BARKLEY

JOHN J. BRUNO

Audit Committee

CANDACE CHAPMAN, Chairperson
G. BLAND BYRNE
PANOS KANES

Subsidiary

Cagle Farms, Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

A. BRAD HARP
Vice President, Live Production

MARK M. HAM IV
Executive Vice President & CFO

GEORGE L. PITTS
Corporate Secretary

Board of Directors

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer
Cagle's, Inc./Cagle Farms, Inc.

MARK M. HAM IV
Executive Vice President & CFO
Cagle's, Inc./Cagle Farms, Inc.

JERRY D. GATTIS

KENNETH R. BARKLEY

Corporate Data

Annual Stockholders' Meeting

The Annual Stockholders' Meeting will be conducted at the Corporate Headquarters, 2000 Hills Avenue, N.W., Atlanta, Georgia, at 11:00 A.M. on Monday, July 9, 2004.

Form 10-K

The Form 10-K Annual Report for 2004, as filed by the Company with the Securities and Exchange Commission, is available to Cagle's, Inc. stockholders after June 24, 2004 on request and without charge.

Write

MARK M. HAM IV
EXECUTIVE VICE PRESIDENT AND CFO
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

General Information

Registrar and Transfer Agent
SUNTRUST BANK
Atlanta, Georgia

Legal Counsel
BYRNE, MOORE & DAVIS P.C.
Atlanta, Georgia

Auditors
MOORE STEPHENS FROST, PLC
Little Rock, Arkansas

Facilities

Corporate Headquarters

2000 Hills Ave., N.W.
Atlanta, Georgia 30318

COLLINSVILLE, Alabama
Processing, Further Processing & Distribution

ATLANTA, Georgia
Distribution & Further Processing

DALTON, Georgia
Feed Mill, Hatchery & Growout

PINE MOUNTAIN VALLEY, Georgia
Processing & Deboning

ROCKMART, Georgia
Feed Mill

For current financial and company information, visit our website at cagles.net

Cagles, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318